

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
1075 West Georgia Street, Suite 2600
Vancouver, British Columbia, V6E 3C9

> **Re: City Office REIT, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed March 14, 2014**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed March 18, 2014**
> **File No. 333-193219**

Dear Mr. Maretic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Advisor and the Advisory Agreement, page 8

1.   Please revise your disclosure in the summary or on page 118 to provide the definition of Core FFO, including how it is different from NAREIT FFO or advise. Refer to Item 10(e) of Regulation S-K.

Structure and Formation of Our Company, page 45

Formation Transactions, page 45

2.   We note your response to our prior comment two and your revisions to your filing. Your revisions did not address our comment, as such, it will be reissued.   For each bullet point that discloses the consideration paid for each entity's contribution, please further revise to

disclose more detail of the contribution agreement with that entity. Specifically, for each contribution agreement, please disclose (1) interest acquired (2) interest disposed and (3) participation interests eliminated. This comment also applies to the narrative introduction to the Unaudited Pro Forma Consolidated Financial Statements on page F-2. Further, please tell us if adjustment F represents your accounting for the entire contribution agreement with Gibralt U.S., Inc and GCC Amberglen Investments LP. To the extent it does, please explicitly disclose this information in your adjustment F.

Our Advisor and the Advisory Agreement, page 116

3.   Please provide the information required by Item 401 of Regulation S-K for those persons of the Advisor who will perform policy making functions for the company that are typically performed by executive officers or advise. Please see Rule 405 of Regulation C and Item 24 of Form S-11.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Notes and Management's Assumptions to Unaudited Pro Forma Consolidated Financial Statements, page F-6

4.   We note a $697,856 adjustment in your column 'Other Pro Forma Adjustments' on the Pro Forma Consolidated Statements of Operations. Please include a description of this adjustment.

5.   We note your response to our prior comment eight and your revisions to adjustment G in your filing. We further note your disclosure of AmberGlen Refinancing elsewhere in the filing. Please tell us how you determined it was not necessary to include a pro forma adjustment for the AmberGlen Refinancing.

6.   We note your adjustment I. Please tell us and revise your filing to clarify why there is a $194,172 adjustment to paid in capital to reflect the issue of common stock by City Office REIT, Inc. to CIO REIT.

7.   We note your response to our prior comment 12 and your revisions to adjustment HH in your filing. It does not appear that you have addressed the comment in its entirety; as such, it will be partially reissued. Please revise to disclose the interest expense and the interest rate assumed for the New Mortgage. Further, please disclose the amount of amortization of financing costs.

<u>Item 33. Recent Sales of Unregistered Equity Securities, page II-1</u>

8.   We note that you plan to issue shares of your common stock as part of the formation transaction and/or concurrently with the public offering. Please revise this section to provide the information required by Item 701 of Regulation S-K with respect to all such issuances or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen T. Giove, Esq.